Exhibit 12.1

                                USX Corporation
          Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                       TOTAL ENTERPRISE BASIS--Unaudited
                             Continuing Operations
                             (Dollars in Millions)

                                                        Year Ended December 31
                                                --------------------------------------
                                                 2000    1999    1998    1997    1996
                                                ------  ------  ------  ------  ------
Portion of rentals representing interest......  $  100  $   95  $  105  $   82  $   78
Capitalized interest..........................      19      26      46      31      11
Other interest and fixed charges..............     375     365     318     352     428
Pretax earnings which would be required to
 cover preferred stock dividend requirements
 of parent....................................      12      14      15      20      37
                                                ------  ------  ------  ------  ------

Combined fixed charges and preferred stock
 dividends (A)................................  $  506  $  500  $  484  $  485  $  554
                                                ======  ======  ======  ======  ======

Earnings-pretax income with
 applicable adjustments (B)...................  $1,920  $2,098  $1,671  $1,761  $1,887
                                                ======  ======  ======  ======  ======

Ratio of (B) to (A)...........................    3.79    4.20    3.45    3.63    3.41
                                                ======  ======  ======  ======  ======